MARRONE BIO INNOVATIONS, INC.

2121 Second St., Suite A-107

Davis, CA 95618

(530) 750-2800

October 6, 2014

Ms. Heather Clark, Esq.

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.
Item 4.02 Form 8-K
Filed September 3, 2014
File No. 001-36030

Dear Ms. Clark:

Marrone Bio Innovations, Inc. (the “Company”) hereby responds to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 25, 2014 regarding Item 4.02 of the Company’s Current Report on Form 8-K filed September 3, 2014 (the “Form 8-K”). Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.	Please tell us whether you intend to file restated financial statements. Tell us how, and when, you will do so.

Response: The Company respectfully advises the Staff that the Company has not yet made a determination as to whether a restatement of financial statements is required, and therefore cannot amend the Form 8-K to include such disclosure at this time. As disclosed in the Form 8-K, the board’s Audit Committee has commenced an internal investigation after learning of documents calling into question the recognition of revenue in the fourth quarter of 2013. However, the Audit Committee has not yet concluded its investigation or provided the Company with a timetable for the completion of the investigation, and the Company does not expect it will be in a position to make any determination regarding a potential restatement until the investigation is completed. The Company confirms that, should it decide a restatement of its financial results is required, the Company will make appropriate disclosure of that fact.

2.

Given the error in revenue recognition discovered and the fact you previously concluded in your Annual Report on Form 10-K for the year ended December 31, 2013 that your disclosure controls and procedures were effective, please describe the effect of any restatement on the officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite a restatement, describe the basis for the officers’ conclusions.

Response: The Company respectfully advises the Staff that, pending the continuation and completion of the Audit Committee’s internal review of these matters, neither the Company nor its officers has yet made a determination as to the impact any possible restatement on the effectiveness of the Company’s disclosure controls and procedures, and therefore the Company cannot amend the Form 8-K to include such disclosure at this time. The Company confirms that if it determines to file restated financial statements, it will publicly disclose the effect, if any, of such restatement on the officer’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.

The Company hereby acknowledges that:

•	Marrone Bio Innovations, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marrone Bio Innovations, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call Charles S. Farman, Esq., of Morrison & Foerster LLP, counsel to Marrone Bio Innovations, Inc., at (916) 325-1309.

Very truly yours,

MARRONE BIO INNOVATIONS, INC.

By:	/s/ James B. Boyd
Name: JAMES B. BOYD
Title: Chief Financial Officer

cc:	Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)
Linda V. Moore, Esq. (Marrone Bio Innovations, Inc.)
Charles S. Farman, Esq. (Morrison & Foerster LLP)
Craig D. Martin, Esq. (Morrison & Foerster LLP)